Exhibit 3.3

ARTICLES OF AMENDMENT

OF

WELLS CORE OFFICE INCOME REIT, INC.

THIS IS TO CERTIFY THAT:

FIRST: Pursuant to Section 2-604 of the Maryland General Corporation Law (the “MGCL”) Wells Core Office Income REIT, Inc., a Maryland corporation (the “Company”), desires to amend its charter as currently in effect and as hereinafter amended.

SECOND: The Articles of Amendment and Restatement of the Company shall be amended as follows:

1.	Section 9.2 is replaced with the following:

Section 9.2. Limitations on Acquisitions. The consideration paid for any real property acquired by the Corporation will ordinarily be based on the fair market value of such property as determined by a majority of the members of the Board of Directors, or the approval of a majority of a committee of the board, provided that the members of the committee approving the transaction would also constitute a majority of the board. In all cases in which a majority of the members of the Conflicts Committee so determine, such fair market value shall be as determined by an Independent Expert. The Corporation may not purchase or lease properties in which the Advisor, a Sponsor, a director or an Affiliate thereof has an interest.

2.	Section 9.3 is replaced with the following:

Section 9.3. Limitations on Sales to, and Joint Ventures with, Affiliates. The Corporation shall not transfer or lease assets to a Sponsor, the Advisor, a director or an Affiliate thereof. The Corporation may invest in a joint venture with a Sponsor, the Advisor, a director or an Affiliate thereof; provided, however, that the Corporation may only so invest if both the Conflicts Committee (by majority vote) and the Board of Directors (by majority vote), not otherwise interested in such transaction, approves such investment as being fair and reasonable to the Corporation and on substantially the same terms and conditions as those received by other joint venturers.

THIRD: The Articles of Amendment as hereinabove set forth were duly advised by the Board of Directors of the Company and approved by the stockholders of the Company as required by the MGCL.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Wells Core Office Income REIT, Inc. has caused these Articles of Amendment to be signed in its name and on its behalf by its Senior Vice President, and attested by its Secretary, on this 23rd day of August, 2011.

By:	/s/ Randall D. Fretz
Randall D. Fretz
Senior Vice President

ATTEST

By:	/s/ Douglas P. Williams
Douglas P. Williams Secretary

THE UNDERSIGNED, Executive Vice President of Wells Core Office Income REIT, Inc., who executed on behalf of said Company the foregoing Articles of Amendment, of which this certificate is made a part, hereby acknowledges the foregoing Articles of Amendment to be the corporate act of said Company and, as to all matters or facts required to be verified under oath, further acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

By:	/s/ Douglas P. Williams
Douglas P. Williams
Executive Vice President

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